Exhibit 77 H

For AXP Real Estate Fund:

During the six-month fiscal period ended June 30, 2005 the Fund served as an underlying investment of the AXP Portfolio Builder Series funds, six affiliated funds-of-funds. The AXP Portfolio Builder Series funds and/or American Express Financial Corporation, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.